SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GREENIDGE GENERATION HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Senior Subordinated Notes due 2026
(Title of Class of Securities)

39531G209
(CUSIP Numbers of Class of Securities)

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
1159 Pittsford-Victor Road, Suite 240

Pittsford, New York 14534
(315) 536-2359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth M. Silverman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

15th Floor

New York, New York 10019

Telephone: (212) 451-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2025, as amended by Amendment No. 1 to Schedule TO filed with the SEC on June 20, 2025 (“Amendment No. 1”), by Greenidge Generation Holdings, Inc., a Delaware corporation (“the “Company”) (“Amendment No. 2”, together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”). The Tender/Exchange Offer is subject to the conditions set forth in the Offer to Purchase/Exchange, dated June 17, 2025 (the “Offer to Purchase/Exchange”). The Offer to Purchase/Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase/Exchange, are hereby amended and supplemented as set forth below. All capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Offer to Purchase/Exchange.

All references to the “Expiration Date” of 5:00 p.m., New York City time, on Thursday, July 17, 2025, in the Schedule TO, Offer to Purchase/Exchange (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Exhibit (a)(1)(D)), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Exhibit (a)(1)(E)), Letter to Holders of Old Notes (Exhibit (a)(1)(H)), and Press Release (Exhibit (a)(5)(A)), are hereby amended to refer to the expiration date of 12:00 a.m., New York City time, on Friday, July 18, 2025.

The paragraph under the section “Summary Term Sheet—When will I receive my Tender Option Consideration or Exchange Option Consideration?” of the Offer to Purchase/Exchange is hereby amended and restated and replaced by the following:

“Your Tender Option consideration or Exchange Option consideration will be delivered promptly following the Expiration Date of the Tender/Exchange Offer, which in no event will be later than three business days after the Expiration Date. See Section 8 of The Tender/Exchange Offer, “Acceptance of Old Notes; Accrual of Interest.”

The first sentence of paragraph 4 on page ii and the first sentence of the last paragraph on page 41 of the Offer to Purchase/Exchange are hereby amended and restated and replaced by the following:

“Promptly following the Early Tender Date, whether or not the Tender/Exchange Offer is fully subscribed, we may, at our option, accept for purchase Old Notes validly tendered pursuant to the Tender Option, subject to the terms and conditions of the Tender/Exchange Offer.”

The first paragraph under Section 4 of The Tender/Exchange Offer, “Amendment; Extension; Waiver; Termination” of the Offer to Purchase/Exchange is hereby amended and restated and replaced by the following:

“Subject to applicable securities laws and the terms and conditions set forth in this Offer to Purchase/Exchange, we expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Early Tender Date or Expiration Date, as applicable, regardless of whether or not any of the events set forth in Section 10, “Conditions of the Tender/Exchange Offer” shall have occurred or shall have been determined by us to have occurred, to (a) waive any and all conditions of the Tender/Exchange Offer, (b) further extend the Tender/Exchange Offer, or (c) otherwise amend the Tender/Exchange Offer in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the Tender/Exchange Offer described under Section 10, “Conditions of the Tender/Exchange Offer.” In the event of an amendment to the Tender/Exchange Offer, any Old Notes previously tendered and not accepted for purchase or exchange, and not validly withdrawn by holders thereof after such holders were afforded sufficient opportunity to withdraw following such amendment, will remain subject to the Tender/Exchange Offer and may be accepted by us thereafter for purchase or exchange, as applicable.”

The first paragraph under Section 10 of The Tender/Exchange Offer, “Conditions of the Tender/Exchange Offer” of the Offer to Purchase/Exchange is hereby amended and restated and replaced by the following:

“Notwithstanding any other provision of the Tender/Exchange Offer, the Company will not be required to accept any tendered Old Notes, and may terminate or amend the Tender/Exchange Offer or may postpone the acceptance or the purchase of or exchange of Old Notes tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (provided that any such circumstances did not result from any action or inaction by the Company), make it inadvisable to proceed with the Tender/Exchange Offer or with acceptance of tendered Old Notes in the Tender/Exchange Offer:”

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ITEM 12 EXHIBITS.

(a)(1)(A)	Offer to Purchase/Exchange, dated June 17, 2025 (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(F)	Form of Second Supplemental Indenture between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(a)(1)(G)	Form of 10.00% Senior Note due 2030 (included as Exhibit A to Exhibit (a)(1)(F) above).
(a)(1)(H)	Letter to Holders of Old Notes (incorporated herein by reference from the Amendment No. 1, filed June 20, 2025).
(a)(5)(A)	Press Release, dated June 17, 2025 (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).
(b)	Not applicable.
(d)(1)	Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(2)	First Supplemental Indenture dated as of October 13, 2021 between Greenidge Generation Holdings Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on October 13, 2021).
(d)(3)	Form of 8.50% Senior Note due 2026 (included as Exhibit A to Exhibit (d)(1) above).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table (incorporated herein by reference from the Original Schedule TO, filed on June 17, 2025).

___________________

Unless otherwise indicated, exhibits were previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GREENIDGE GENERATION HOLDINGS, INC.

By:	/s/ Jordan Kovler
	Name:	Jordan Kovler
	Title:	Chief Executive Officer

Date: June 27, 2025

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